(Excerpt Translation)

June 19, 2015

Toyota Motor Corporation

1, Toyota-cho, Toyota City, Aichi Prefecture

Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in May 2015 (the “Current Month”).

1. Summary

Number of listed shares as of the end of the preceding month	3,417,997,492 shares
Total number of shares changed during the Current Month	0 shares
(out of which, as a result of exercise of stock acquisition rights)	(0 shares	)
(out of which, as a result of other reasons)	(0 shares	)
Number of listed shares as of the end of the Current Month	3,417,997,492 shares

2. Stock acquisition rights exercised

<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>

(1) Number of shares

	Total number of shares delivered during the Current Month	(out of which, number of newly issued shares)		(out of which, number of shares transferred from treasury shares)
6th series	43,800 shares	(0 shares	)	(43,800 shares	)
7th series	21,600 shares	(0 shares	)	(21,600 shares	)
8th series	25,400 shares	(0 shares	)	(25,400 shares	)
9th series	24,300 shares	(0 shares	)	(24,300 shares	)

(2) Exercise price

	Aggregate exercise price during the Current Month	(out of which, aggregate amount of newly issued shares)	(out of which, aggregate amount of shares transferred from treasury shares)
6th series	JPY 316,274,000	(JPY 0)	(JPY 316,274,000)
7th series	JPY 101,747,200	(JPY 0)	(JPY 101,747,200)
8th series	JPY 106,057,600	(JPY 0)	(JPY 106,057,600)
9th series	JPY 76,617,900	(JPY 0)	(JPY 76,617,900)